UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2022

370 Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8545 W. Warm Springs Road, Ste A4 #192 Las Vegas, NV
(Full mailing address of principal executive offices)

702.860.9650
(Issuer’s telephone number, including area code)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since its formation June 29, 2020, 370 Markets, a Delaware series limited liability company (“370 Markets”, “we”, “us”, “our”, or “the Company”), has been engaged primarily in acquiring and managing investment grade collectible sneakers for the benefit of the investors. 370 Legacy, Inc. d/b/a Rares is the manager of our Company (“our Manager”) and serves as the manager for each series. We offer and sell interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series. The sole assets of any given series at the time of an offering are the underlying assets related to such series.

As at June 30, 2022, the following series have been authorized by the Company:

Series Name	Underlying Asset(s)	Maximum Offering Amount	Maximum Shares	Minimum Investment	Qualification Date (1)	Offering Opening Date (2)	Status (3)
Holy Grail	1 pair of new/never worn 1985 Nike Air Jordan 1 in red/black colorway size 9	$40,000	2,500	5 Shares or $80.00	3/24/21	3/24/21	Open
Silicon Valley	1 pair of used 1990’s Apple Sneakers made by Omega exclusively for Apple in white colorway size 9.5	$18,000	1,500	3 Shares or $36.00	3/24/21	3/24/21	Open
Legacy	1 pair of new1983 Nike Air Ship in Blue and White colorway in size 9	$10,000	500	2 Shares or $40.00	3/24/21	3/24/21	Open
Speedboat	1 pair of new/never worn 1985 Air Jordan 1 Low in Metallic Blue colorway size 11.5	$15,000	1,500	3 Shares or $30.00	3/24/21	3/24/21	Open
The Goats	4 pairs of shoes -- in new condition ranging in sizes 9 to 13; 1985 Air Jordan 1 White colorway size 9; 1985 Air Jordan 1 Metallic Blue colorway size 10.5; 2004 Air Force 1 Kobe Friends & Family Blue Patent Leather colorway size 11; 2004 Air Force 1 Kobe Players Edition Red size 13	$55,000	2,500	5 Shares or $110	3/24/21	3/24/21	Open
North Carolina	1 pair of new/never worn 1985 Nike Air Jordan Dark Powder Blue colorway size 8.5	$15,000	1,500	1 Shares or $10.00	3/24/21	3/24/21	Open
Born and BRED	1 pair of new/never worn 1985 Nike Air Jordan 1 Black & Red colorway size 10	$15,000	1,500	1 Shares or $10.00	3/24/21	3/24/21	Open
Mamba	1 pair of new/never worn 2004 Nike Air Force 1, Kobe Bryant Players Edition Sample grey/white colorway size 14	$14,000	2,000	1 Shares or $7.00	3/24/21	3/24/21	Open
Grammy	1 pair of lightly worn 2007 Nike Air Yeezy Prototype, Size 12, Grammy-worn and made in collaboration by Artist Kanye West	1,800,000	120,000	1 Share or $25.00	3/24/21	3/24/21	Closed

Series Name	Underlying Asset(s)	Maximum Offering Amount	Maximum Shares	Minimum Investment	Qualification Date (1)	Offering Opening Date (2)	Status (3)
Hova	2 pairs of shoes -- new 2010 Nike Air Force 1 made in collaboration with artist Jay-Z for World Basketball Festival Brazil charity in black colorway size 12	$26,000	2,000	3 Shares or $39.00	9/10/21	9/10/21	Closed
Kobe AJ Pack	2 pair of shoes by Jordan size 7 in collaboration with Kobe Bryant in Very Good condition	$30,000	1,250	1 Share or $24.00	3/29/2022	3/30/2022	Open
OG AF1 Pack	2 pairs of shoes by Nike 1 game worn and autographed by Calvin Natt and 1 in excellent condition in size 13.5	$25,000	2,500	1 Share or $10.00	3/29/2022	3/30/2022	Open
85 Boxed Jordan	2 pairs of shoes by Nike; 1985 with original box both in very good condition; men’s sizes 8.5 and 5	$30,000	6,000	1 Share or $5.00	3/29/2022	3/30/2022	Open
85 AJ Colors Pack	4 pairs of shoes by Nike; ranging from very good to excellent condition, men’s sizes 11 to 12	$40,000	8,000	1 Share or $5.00	3/29/2022	3/30/2022	Open
85 Chicago B-Grade	1 pair of excellent condition white/black/red colorway size 7.5 1985 Jordan 1 High	$15,000	3,000	1 Share or $5.00	3/29/2022	3/30/2022	Open
Air Force 1	1982 Nike Air Force 1 Players Edition, Signed by Calvin Natt (both Shoes are signed)	$35,000	2,500	3 Shares or $42.00	3/24/21	3/24/21	Withdrawn
Deadstock	1985 Nike Air Jordan 1 Metallic Blue with Box and Hangtag	$15,000	1,500	3 Shares or $30.00	3/24/21	3/24/21	Withdrawn
Jordan Colorway	5 pairs of 1985 Nike Air Jordan	$55,000	2,500	3 Shares or $66.00	3/24/21	3/24/21	Withdrawn
Windy City	2 pairs of 1985 Nike Air Jordan 1 Chicago	$26,000	2,000	5 Shares or $65.00	3/24/21	3/24/21	Withdrawn
Off-White The Ten	10 pairs of new shoes in mint to excellent condition made by Nike in collaboration with Virgil Abloh (OFF-WHITE, Louis Vuitton) ranging in size from 9.5 to 14	$30,000	1,500	1 Share or $20.00	3/29/2022	3/30/2022	Open

Series Name	Underlying Asset(s)	Maximum Offering Amount	Maximum Shares	Minimum Investment	Qualification Date (1)	Offering Opening Date (2)	Status (3)
OVO Pack	4 pairs of shoes in near mint to mint condition by Air Jordan in collaboration with Drake’s label October’s Very Own sizes range from 9.5 to 13	$55,000	2,200	1 Share or $25.00	3/29/2022	3/30/2022	Open
Air Yeezy 2 Collection	3 Pairs of shoes by Nike in collaboration with Kanye West in size 13 ranging from mint to near mint condition	$35,000	3,500	1 Share or $10.00	3/29/2022/A	3/30/2022	Open
UNDFTD AJ4	1 pair of gem mint condition green/clementine/black size 13 Jordan 4 Retro	$40,000	1,333	1 Share or $30.00	3/29/2022	3/30/2022	Open
Nipsey AJ3	1 pair of gem mint condition black cement size 8.5 Jordan 3 Retro	$18,000	1,800	1 Share or $10.00	3/29/2022	3/30/2022	Open
Usher Gold Pack	3 pairs of shoes by Jordan size 7 in collaboration with Usher in excellent to near mint condition	$40,000	2,667	1 Share or $15.00	3/29/2022	3/30/2022	Open
Eminem AJ 4	1 pair of near mint condition black/white/chrome size 7.5 Jordan 4 Retro	$22,000	2,750	1 Share or $8.00	3/29/2022	3/30/2022	Open
Dr J Pack	1 pair of excellent condition white/red size 15.5 autographed Converse	$12,000	2,400	1 Share or $5.00	3/29/2022	3/30/2022	Open
DJ AM Collection	6 pairs of shoes by Nike and Jordan in fair to gem mint condition with sizes ranging from 11 to 12	$25,000	5,000	1 Share or $5.00	3/29/2022	3/30/2022	Open
Music Box AF1	1 pair of perfect gem mint condition in collaboration with DJ Clark Kent in black/silver, size 12.5	$6,000	6,000	1 Share or $1.00	3/29/2022	3/30/2022	Open
SB Mummy Dunk	1 pair of gem mint condition coconut milk/seafoam/yellow size 10.5	$110	110	1 Share or $1.00	3/29/2022	3/30/2022	Open
SB Strawberry Cough	1 pair of gem mint condition university red/spinach green/magic ember size 10.5	$110	110	1 Share or $1.00	3/29/2022	3/30/2022	Open
Dark Marina Blue Jordan 1 release	23 pairs of shoes by Nike; gem mint condition dark marina blue/black colorway sizes 4-13	$5,175	1,035	1 Share or $5.00	3/29/2022	3/30/2022	Open

(1)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Securities and Exchange Commission (the “Commission”).

(2)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

(3)	In this column, “Open” indicates that the offering has been qualified by the SEC and the Company is actively accepting investments in that offering. “Closed” indicates that the offering was previously Open and accepting investments, but is now no longer accepting investments. “Not Yet Qualified” indicates that the offering has not yet been qualified by the SEC, and therefore is not open for investment. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the Company has subsequently decided to cancel, returning any investments received by the Company from investors in that offering and preventing any future investment in that offering.

As of the date of this report, no additional series have been authorized by the Company other than set forth in the table above.

Operating Results

Revenues

Revenues are generated at the series level and are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2022, no series has generated any revenues. We have no definitive plans for generating revenue with any Underlying Asset.

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any Underlying Asset is being paid by 370 Markets LLC. Once an Underlying Asset is acquired, each series will be responsible for its own operating expenses, such as storage, insurance or maintenance.

For the six months ended June 30, 2022, we incurred $3,880 in operating expenses, compared to $14,775 in operating expenses for the six months ended June 30, 2021 on a consolidated basis.. No expenses were incurred at the series level – as such, the operating expenses incurred during both the six months ended June 30, 2022 and 2021 relate to expenses incurred in carrying out our own operations. Operating expenses were higher during the six months ended June 30, 2021 compared to the same period in 2022 as the Company incurred $4,000 in advertising and marketing expenses, and $9,549 in management fees to its Manager which were not incurred during the six months ended June 30, 2022. The advertising expenses were incurred in connection with marketing our Regulation A series offerings. We did not spend on advertising or marketing during the six months ended June 30, 2022. The following table summarizes the operating expenses by category:

Operating Expenses	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
Advertising & Marketing	$0	$4,000
Management Fee	$0	$9,549
Bank Charges & Fees	$3,400	$276
Office Supplies & Software	$400	$650
Taxes & Licenses	$0	$300
Total Operating Expenses	$3,880	$14,775

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $3,880, for the six months ended June 30, 2022, compared to a net loss of $14,775 for the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, the Company has financed their business activities through capital contribution, and each series has been supposed by inter company loans from our Manager. The loans are recorded as current liabilities and will be paid back out of the proceeds of successful offerings.  As of June 30, 2022, the Company had cash or cash equivalents of $2,370.

Inter Company Loans

In connection with the acquisition of the underlying assets, our Manager has advanced funds to be repaid out of proceeds of each offering. The following table summarizes these notes outstanding by series as of June 30, 2022 and December 31, 2021:

Series	Balance June 30, 2022	Balance December 31, 2021
Holy Grail	$0	$9,750
Silicon Valley	$0	$12,000
Legacy	$6,950	$0
Speedboat	$0	$6,770
The Goats	$0	$20,038
North Carolina	$6,770	$0
Born and BRED	$0	$0
Mamba	$0	$0
Grammy	$0	$1,900,750
Hova	$0	$14,000
Kobe AJ Pack	$0	$0
OG AF1 Pack	$0	$0
85 Boxed Jordan	$0	$0
85 AJ Colors Pack	$0	$0
85 Chicago B-Grade	$0	$0
Air Force 1	$0	$0
Deadstock	$0	$0
Jordan Colorway	$0	$0
Windy City	$0	$0
Off-White The Ten	$20,000	$0
OVO Pack	$26,000	$0
Air Yeezy 2 Collection	$0	$0
UNDFTD AJ 4	$35,000	$0
Nipsey AJ3	$0	$0
Usher Gold Pack	$0	$0
Eminem AJ 4	$0	$0
DJ J Pack	$9,500	$0
DJ AM Collection	$0	$0
Music Box AF1	$0	$0
SB Mummy Dunk	$0	$0
SB Strawberry Cough	$0	$0
Dark Marina Blue Jordan 1 release	$0	$0
Unallocated	$0	$390,047
TOTAL	$104,220	$2,353,355

Series Subscriptions

As at June 30, 2022, we have recorded each investment offering as a subscription receivable. As of that date, our series subscriptions were as follows:

Series	Balance June 30, 2022 ($)	Balance June 30, 2021 ($)
Holy Grail	3,248	20,640
Silicon Valley	912	11,136
Legacy	2,660	0
Speedboat	2,060	7,200
The Goats	1,122	22,990
North Carolina	1,570	0
Born and BRED	0	90
Mamba	0	0
Grammy	6,150	35,625
Hova	1,105	23,494
Kobe AJ Pack	0	0
OG AF1 Pack	760	0
85 Boxed Jordan	0	0
85 AJ Colors Pack	0	0
85 Chicago B-Grade	0	0
Air Force 1	0	0
Deadstock	0	0
Jordan Colorway	0	0
Windy City	0	0
Off-White The Ten	1,950	0
OVO Pack	1,200	0
Air Yeezy 2 Collection	0	0
UNDFTD AJ 4	1,980	0
Nipsey AJ3	0	0
Usher Gold Pack	0	0
Eminem AJ 4	0	0
DJ J Pack	1,165	0
DJ AM Collection	0	0
Music Box AF1	0	0
SB Mummy Dunk	0	0
SB Strawberry Cough	0	0
Dark Marina Blue Jordan 1 release	0	0
Unallocated	0	0
TOTAL	25,882	121,175

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Investment in Collectibles

Our collectible Underlying Assets are recorded at cost. The cost includes the purchase price, including any deposits for the collectibles funded by the manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the collectibles incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

We treat the collectibles as long-lived assets and are subject to an annual test for impairment but are not depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As of June 30, 2022, we have determined that none of our collectibles are impaired.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2021.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U as of the date of this report.

ITEM 3. FINANCIAL STATEMENTS

370 MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2022 and June 30, 2021
See accompanying Independent Auditor’s report and Notes to these Financial Statements

	June 30, 2022 (Unaudited)	June 30, 2021 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$2,370	$12,830
Total current assets	2,370	12,830

Collectibles	2,353,355	381,957

Total Assets	$2,355,725	$394,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued Expenses	$(87,506)	$948
Due to related party, net	2,223,750	264,281
Total Current Liabilities	2,136,243	265,229

Total Liabilities	2,136,243	265,229

MEMBERS’ EQUITY
Membership interest	219,482	129,558
Total Members’ Equity	219,482	129,558

Total Liabilities and Shareholders’ Equity	$2,355,725	$394,787

370 MARKETS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

For the period of January 1, 2022 to June 30, 2022

And the period of January 1, 2021 to June 30, 2021

See accompanying Independent Auditor’s report and Notes to these Financial Statements

	June 30, 2022 (Unaudited)	June 30, 2021 (Unaudited)
Revenues	$0	$0

Operating expenses
General and administrative expenses	3,880	14,775
Total operating expenses	3,880	14,775

Net operating income	(3,880)	(0)

Tax (provision) / benefit	(0)	(0)

Total Liabilities and Shareholders’ Equity	$(3,880)	$(14,775)

370 MARKETS, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

For the period of January 1, 2022 to June 30, 2022

And the period of January 1, 2021 to June 30, 2021

See accompanying Independent Auditor’s report and Notes to these Financial Statements

Total Members’ Equity/ Deficit
Balance at June 29, 2020 (inception)	$0
Capital contributions	80,520
Net loss	(1,149)
Balance at June 30, 2020	$79,371
Series Subscriptions	64,962
Net loss	(14,775)
Balance at June 30, 2021	$129,558
Series Subscriptions	82,095
Net Loss	(3,880)
Balance at June 30, 2022	$207,773

370 MARKETS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period of January 1, 2022 to June 30, 2022

And the period of January 1, 2021 to June 30, 2021

See accompanying Notes to these Financial Statements

	June 30, 2022 (Unaudited)	June 30, 2021 (Unaudited)

Operating Activities
Net Income (Loss)	$(3,880)	$(14,775)
Adjustments to reconcile net cash used in operating activities:	0	0
Management fee charged to a related party		9,549
Changes in operating asset and liabilities:
Increase (Decrease) in accrued expenses	(47,103)	948

Net cash used in operating activities	(50,983)	(4,278)

Investing Activities
Purchase of collectibles	$0	(146,321)

Net cash used in investing activities	0	(206,321)

Cash flow from financing activities
Proceeds from capital contributions	0	0
Proceeds from (repayment of) related party / officer financing	33,639	202,856
Series Subscriptions	25,882	64,962
Repayment of related party loan	0	(45,000)

Net cash provided by financing activities	33,638	222,818

Net change in cash and cash equivalents	(17,344)	12,218

Cash and cash equivalents at beginning of period	19,714	612
Cash and cash equivalents at end of period	$2,370	$12,830

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

NOTE 1: NATURE OF OPERATIONS

370 Markets, LLC (the “Company”) was formed on June 29, 2020 as a Delaware limited liability company. The Company was organized primarily to originate, invest in, and manage a series of entities holding collectible and iconic alternative assets. Substantially all the Company’s business will be externally managed by its manager, 370 Legacy, Inc. (the “Parent Company”), a Delaware corporation.

As of June 30, 2022, the Company had not allocated collectible assets to its Series LLCs nor generated revenue. The Company’s activities since inception have consisted of formation activities, initial sourcing of collectible assets and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses, and acquire substantial assets. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to operate the business profitably.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques, and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Collectibles

Collectible assets are recorded at cost. The cost includes the purchase price, including any deposits for the collectibles funded by the manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the collectibles incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the collectibles as long-lived assets and are subject to an annual test for impairment but are not depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As of June 30, 2022, the Company determined that none of its collectibles are impaired.

Organizational and Offering Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Organization and offering costs of the Company are initially being paid by 370 Legacy, Inc. (the “Parent Company”) on behalf of the Company prior to the Company’s planned Regulation A offering (the “Offering”) once qualified by the Securities and Exchange Commission.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may, in the future become subject to federal, state, and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned principal operations, plans to incur significant costs in the pursuit of its capital financing plans and has not generated any revenues since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER’S EQUITY

The Company has denominated its membership interests as a single class of common units. The Company has appointed 370 Legacy, Inc. as its manager and issued to 370 Legacy, Inc. 100 common units, representing 100% ownership of the Company. The Company’s founder and CEO contributed capital for a total amount of $80,520 upon formation in 2020.

During the six-month period ended June 30, 2022, various of the Company’s series issued membership interests to outside investors for total contributions of $33,638. The Company engaged the services of Dalmore Group LLC as its broker and is entitled to a brokerage fee of 1% of the gross proceeds raised in the offering. At the closing of the offering, 370 Legacy, Inc. is entitled to at least 2% of the shares in each series, acquired on the same terms as the other investors. Throughout the offering, 370 Legacy, Inc. or an affiliate, has the right to purchase up to an additional 8% of the shares, capped at 10% in total of the shares in each series. During the period ended June 30, 2022, the Company incurred offering costs of $948.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTIES

The Company engaged 370 Legacy, Inc. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition, and disposition decisions, the sale of the Company’s common shares available for issuance, as well as other administrative responsibilities for the Company, including accounting services and investor relations. As agreed, an annual management fee of 5% of post-offering value of the underlying assets shall be paid to 370 Legacy, Inc as a manager’s compensation for identifying and managing the acquisition of the underlying assets, and for managing the series. As of and during the period ended June 30, 2022, the Company had not yet applied any management fees.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).  This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC.  The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.  In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016.  Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative-effect adjustment at the date of initial application.  The Company adopted this new standard effective on its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  Early adoption is permitted.

The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated all subsequent events through September 28, 2022, the date the financial statement was available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statement.

ITEM 4. – EXHIBITS

Exhibit Index

The documents listed in this Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter (including amendments)*
2.2	Operating Agreement (including amendments)*
2.3	Form of Series Designation**
4.1	Form of Subscription Agreement*

*	Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on March 9, 2021, and incorporated by reference herein.
**	Previously filed as an Exhibit to the Company’s Form 1-A POS filed with the Commission on March 16, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

370 MARKETS, LLC

By:	370 Legacy, Inc., its managing member

By:	/s/ GEROME DAREN SAPP
Chief Executive Officer & Director

This report has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Gerome Daren Sapp	Chief Executive Officer and Director of 370 Legacy, Inc.	September 28, 2022
Gerome Daren Sapp	(principal executive officer and principal financial and accounting officer)

370 Legacy, Inc.	Managing Member	September 28, 2022

By:	/s/ Gerome Daren Sapp
Name: Gerome Daren Sapp
Title: Chief Executive Officer